SEALSQ Announces FY 2025 Key Preliminary / Unaudited Financials Metrics: Reports 66% Year Over Year Revenue Growth to $18 Million

•	Entered 2026 With a Strong Commercial Momentum
•	Expects Q1 2026 Revenue to Grow over 100% as Compared to Q1 2025
•	Reaffirms FY 2026 Guidance with Revenue Expected to Grow Between 50%-100% Year Over Year

Geneva, Switzerland – February 17, 2026 - SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a global leader in semiconductor, PKI, and post-quantum security technologies, today announces key preliminary operational and financial metrics for fourth quarter (“Q4”) and full year (“FY”) 2025, provides first quarter 2026 revenue expectations, and reaffirms FY 2026 revenue guidance. All numbers reported are preliminary and unaudited. The Company expects to publish its audited full-year financial statements on or before March 31, 2026.

FY 2025 Key Financial and Operational Highlights

•	FY 2025 revenue reached $18 million, representing a 66% increase year-over-year, of which $8 million was generated in Q4 2025, as compared to $4 million in Q4 2024. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines, five months of revenue contribution from IC'ALPS SAS (“IC’ALPS”) following its acquisition on August 4, 2025, which represented approximately $3.5 million and early traction in post-quantum technology programs. While 2025 numbers reflected the continued transition from current generation product offerings to next-generation post-quantum semiconductor platforms, that transition has now entered its commercial acceleration phase.
•	FY 2025 net loss is expected to be in range of $30 – 40 million, representing an increase in loss against the FY 2024 net loss of $21 million. The 2025 net loss includes further investment in our research & development, and sales & marketing efforts designed to accelerate growth with the launch of the new post-quantum semiconductor product range, increased operating expenses due to the consolidation of IC’ALPS since August 2025 as well as a non-cash Share Based Compensation charge of approximately $9 million .
•	Ended the year with a strong balance sheet. As of December 31, 2025, SEALSQ held over $425 million in cash, providing one of the strongest liquidity positions in its sector, even after deploying $30 million during the year toward strategic investments in WeCan Group, IC’ALPS, Quantix Edge and WISeSat.Space (WISeSat), a secure satellite and critical digital satellite infrastructure company and a subsidiary of SEALSQ’s parent company, WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company. This capital base enables accelerated post-quantum R&D, manufacturing scale-up, strategic acquisitions and ecosystem investments and vertical integration in ASIC design and quantum infrastructure.
•	Active business pipeline estimated to total over $200 million as of December 31, 2025, reflecting potential revenue opportunities with both current and potential new customers from 2026 through 2028, including more than $60 million linked to QS7001 and QVault TPM programs. This pipeline highlights rising global demand for quantum-resistant security and sovereign semiconductor design and the continued evolution of our business development activities. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration amongst other topics.

Carlos Moreira, CEO of SEALSQ, stated: “Our 66% revenue growth in 2025, combined with initial expectations of Q1 2026 revenue exceeding $4 million, mark a clear inflection point for SEALSQ. We are transitioning from a development and investment cycle into a structured commercial acceleration phase. With more than $425 million in cash, an estimated $200+ million of new potential revenue opportunities pipeline, and growing global demand for quantum-resistant infrastructure, SEALSQ is strategically positioned to become a cornerstone player in sovereign semiconductor and quantum-security ecosystems worldwide.”

SEALSQ Enters 2026 Well Positioned for Structural Growth and Commercial Acceleration

SEALSQ has entered 2026 with clear commercial momentum. The Company remains focused on scaling production, accelerating post-quantum innovation, expanding global partnerships, and securing its role as a leader in the emerging quantum-security infrastructure market. Q1 2026 revenue is expected to exceed $4 million, representing a substantial increase of over 100% on Q1 2025 and signaling accelerated demand across our traditional product portfolios, as our pipeline continues to grow with opportunities. Specifically, the anticipated Q1 2026 growth reflects expected increased revenue from Vault-IC secure element technology increasing as more objects require Internet secure connections and the full-quarter consolidation of IC’ALPS.

FY 2026 Outlook

SEALSQ’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

The Company believes the strong Q1 2026 start reinforces confidence in its previously communicated FY 2026 guidance with revenue growth expected to be between 50% to 100% year-over-year, which is supported by:

•	A full-year consolidation of the revenue of IC’ALPS compared to five months in the current year
•	Continued growth in our current range of secure semiconductor products as well as entry into the Trusted Platform Module (“TPM”) market
•	The commercialization of the QS7001 post-quantum and QVault TPM product range with first revenues anticipated for the latter part of 2026.

•	The launch of a custom post-quantum enabled chip development with contractualization expected in the second half of 2026 reflecting our ability to deliver tailor made security integrated circuits (“ASICs”)
•	The anticipated adoption of Post-Quantum Cryptography as a reaction to the threat of quantum computing to traditional encryption methods
•	Growth in PKI subscription contracts as a result of multiple market trends including the growth in digital transactions, the increasing frequency and sophistication of cyberattacks and the growing adoption of cloud-based models and remote working
•	Initial revenues expected to be generated by SEALSQ from the Quantix Edge project and sovereign semiconductor initiatives

Expanding Commercial Pipeline

The Company’s active business pipeline now exceeds $200 million in potential revenue opportunities from 2026 through 2028, including more than $60 million linked to QS7001 and QVault TPM programs.

This pipeline reflects:

•	Rising global demand for quantum-resistant security
•	Government-driven sovereign semiconductor programs
•	Increasing brand awareness and global market penetration of SEALSQ

Strategic Investments and Vertical Integration

During 2025, SEALSQ deployed approximately $30 million into strategic investments aimed at strengthening our vertical integration. These investments included:

•	IC’ALPS - custom semiconductor design capabilities (ASIC design - Application Specific Integrated Circuit - and QASIC, the Quantum-Resistant ASIC)
•	Quantix Edge Security - semiconductor Design, Test and Personalization Centers
•	WISeSat - quantum resistant enabled secure satellite communications for IoT applications
•	WeCan Group - KYC infrastructure within the financial sector
•	EeroQ – a quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe)

Smart Meter and PKI Expansion Drives Scalable, High-Margin Recurring Revenue

SEALSQ continues to expand recurring revenue streams in its smart meter and Public Key Infrastructure (PKI) offerings, which are expected to contribute substantially to 2026 revenue growth, through new and expanded semiconductor or PKI contracts with leading industrial OEM partners like Landis & Gyr and the growing deployment of lifecycle certificate-management solutions in the US, Asia and Europe.

Other Technological Milestones:

Quantum Shield QS7001, a next-generation secure chip that integrates NIST-standardized Post-Quantum Cryptography (PQC) algorithms directly at the hardware level, represents a foundational step in SEALSQ’s quantum-secure roadmap.

In 2025, SEALSQ significantly strengthened its vertical Quantum platform strategy, expanding beyond its established hardware Root of Trust leadership toward full-stack quantum integration, from secure silicon to qubit generation, interconnected through a sovereign Quantum Highway. To accelerate this vision, the Company initiated targeted investments across the quantum value chain including:

•	Foundational Layer: Post-Quantum Silicon: SEALSQ reinforced its post-quantum semiconductor roadmap through investments to develop advanced cryptographic IP, next-generation secure chips, TPM architectures, and quantum-resistant chiplets. These investments aim to ensure long-term protection against emerging quantum threats to position SEALSQ as a leader in crypto-agile, quantum-secure silicon.
•	Computational Layer: Quantum Processing Ecosystems: SEALSQ began strategic participation in quantum processor ecosystems, including qubit hardware platforms, and quantum-classical interface technologies. This ensures exposure to qubit generation and secure orchestration layers, extending SEALSQ’s security architecture from device authentication to quantum computing as a service.

Together, these initiatives and investments advance SEALSQ’s objective of building a vertically integrated quantum-secure ecosystem, securing identity at the silicon level, protecting communications in transit, and enabling trusted access to quantum processing environments. This strategy aims at positioning SEALSQ as a key architect of next-generation digital trust infrastructure in the emerging quantum era.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risks related to the finalization of the financial results for the year ended December 31, 2025; our ability to convert our pipeline into actual sales; the global demand for quantum-resistant infrastructure; timing of global adoption of quantum-resistant security; continued growth in our current range of secure microcontroller products; the amount of revenue from the commercialization of the QS7001 post-quantum product range; the ability to launch additional post-quantum chips; our ability to grow PKI subscription contracts; risk associated with the integration of newly acquired business lines; ability to gain initial revenues from the Quantix Edge project and sovereign semiconductor initiatives; our ability to expand our revenue streams; the expansion of government-driven sovereign semiconductor programs; whether there will be increased enterprise demand for hardware-rooted digital trust; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. As a result, the preliminary financial results contained in this press release may materially differ from the actual results that will be reflected in the consolidated financial statements for the fiscal year 2025 when they are completed and publicly disclosed.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com